Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months ended

June 30, 2024 and 2023

Osisko Development Corp.

Consolidated Statements of Financial Position

As at June 30, 2024 and December 31 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2024	2023
			(Note 3)
	Notes	$	$
Assets

Current assets

Cash and cash equivalents	4	33,680	43,455
Restricted cash		3,373	2,424
Amounts receivable		2,823	3,952
Inventories		5,805	7,203
Other current assets		6,763	5,307
		52,444	62,341
Assets classified as held for sale		1,095	5,369
		53,539	67,710
Non-current assets

Investments in associates	5	12,461	13,034
Other investments	5	9,747	19,393
Mining interests	6	468,768	451,695
Property, plant and equipment	7	89,685	97,285
Exploration and evaluation	8	78,769	70,135
Other assets		40,813	44,628
		753,782	763,880
Liabilities

Current liabilities

Accounts payable and accrued liabilities		27,647	25,379
Lease liabilities		258	1,049
Current portion of long-term debt and credit facility	9	39,224	11,821
Deferred consideration and contingent payments	10	3,422	3,307
Contract liability	11	57	21
Environmental rehabilitation provision	12	10,739	4,204
Warrant Liability	3, 13	1,817	11,552
		83,164	57,333
Non-current liabilities

Lease liabilities		490	624
Long-term debt	9	6,832	5,102
Deferred consideration and contingent payments	10	7,885	10,545
Contract liability	11	36,336	31,700
Environmental rehabilitation provision	12	65,412	72,525
Other non-current liabilities		—	863
		200,119	178,692
Equity

Share capital		1,084,375	1,080,049
Warrants		11,859	11,859
Contributed surplus		17,321	18,722
Accumulated other comprehensive loss		(11,850)	(14,529)
Deficit		(548,042)	(510,913)
		553,663	585,188
		753,782	763,880

Going concern (Note 1)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
		2024	2023	2024	2023
	Notes	$	$	$	$
Revenues	19	2,632	10,847	4,399	14,299
Operating expenses
Cost of sales	19	(2,704)	(11,407)	(4,678)	(15,814)
Other operating costs	19	(6,887)	(3,476)	(15,688)	(14,029)
General and administrative		(6,356)	(10,548)	(12,371)	(20,544)
Exploration and evaluation, net of tax credits		(110)	(233)	(180)	(1,040)
Impairment of assets		(23)	—	(5,438)	—
Operating loss		(13,448)	(14,817)	(33,956)	(37,128)
Finance costs		(5,113)	(5,562)	(8,321)	(6,846)
Share of loss of associates		(633)	(76)	(764)	(189)
Change in fair value of warrant liability	13	975	3,164	10,045	(6,010)
Other income (expense), net		(10,022)	3,751	(2,965)	12,567
Loss before income taxes		(28,241)	(13,540)	(35,961)	(37,606)
Income tax (expense) recovery		(439)	222	(707)	951
Net loss		(28,680)	(13,318)	(36,668)	(36,655)

Basic and diluted net loss per share		(0.34)	(0.16)	(0.43)	(0.45)
Weighted average number of shares outstanding - basic and diluted		84,645,966	82,612,806	84,451,759	80,862,552

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$

Net loss	(28,680)	(13,318)	(36,668)	(36,655)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	(4,095)	(2,817)	(6,941)	(7,061)
Income tax effect	439	—	707	—
Share of other comprehensive loss of associates	(7)	—	(7)	—

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	9,004	(7,162)	7,626	(12,425)
Other comprehensive income (loss)	5,341	(9,979)	1,385	(19,486)
Comprehensive loss	(23,339)	(23,297)	(35,283)	(56,141)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2024	2023	2024	2023
	Notes	$	$	$	$
Operating activities
Net loss		(28,680)	(13,318)	(36,668)	(36,655)
Adjustments for:
Share-based compensation		165	2,322	259	4,398
Depreciation		3,044	2,833	5,983	6,404
Finance costs		3,137	5,562	6,140	6,846
Share of loss of associates		633	76	764	189
Change in fair value of financial assets and liabilities at fair value through profit and loss	5	197	(31)	(99)	(31)
Change in fair value of warrant liability	13	(975)	(3,164)	(10,045)	6,010
Unrealized foreign exchange loss (gain)		11,220	(3,750)	5,608	(10,225)
Deferred income tax expense (recovery)		439	(222)	707	(951)
Impairment of assets		23	—	5,438	—
Cumulative catch-up adjustment on contract liability	11	10	82	—	264
Proceeds from contract liability	11	(36)	(1,100)	(56)	(1,440)
Other		190	1,625	428	144
Environmental rehabilitation obligations paid		(274)	(448)	(601)	(953)
Net cash flows used in operating activities before changes in non-cash working capital items		(10,907)	(9,533)	(22,142)	(26,000)
Changes in non-cash working capital items	17	(2,340)	(2,196)	(166)	1,432
Net cash flows used in operating activities		(13,247)	(11,729)	(22,308)	(24,568)
Investing activities
Additions to mining interests		(7,275)	(13,972)	(11,615)	(24,585)
Additions to property, plant and equipment		(2,189)	(3,392)	(3,743)	(11,434)
Additions to exploration and evaluation assets		(2,510)	(4,695)	(6,753)	(9,710)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		246	—	4,058	—
Proceeds on disposals of investments	5	2,155	417	2,804	1,002
Cash payment on deferred consideration and contingent payments	10	—	(334)	—	(334)
Additions to restricted cash				(1,117)
Change in reclamation deposit		587	(24)	587	(24)
Other		(633)		(633)
Net cash flows used in investing activities		(9,619)	(22,000)	(16,412)	(45,085)
Financing activities
Proceeds from equity financings		—	—	—	51,756
Other issuance of common shares		25	31	58	69
Share issue expense		—	(501)	—	(3,274)
Capital payments on lease liabilities		(244)	(413)	(408)	(822)
Long-term debt and credit facility	9	724	1,158	33,633	5,878
Repayment of long-term debt	9	(1,938)	(1,520)	(5,595)	(2,798)
Withholding taxes on settlement of restricted units		(119)	(337)	(119)	(337)
Net cash flows provided by (used in) financing activities		(1,552)	(1,582)	27,569	50,472
Decrease in cash and cash equivalents before impact of exchange rate		(24,418)	(35,311)	(11,151)	(19,181)
Effects of exchange rate changes on cash and cash equivalents		571	50	1,376	141
Decrease in cash and cash equivalents		(23,847)	(35,261)	(9,775)	(19,040)
Cash and cash equivalents – Beginning of period		57,527	122,165	43,455	105,944
Cash and cash equivalents – end of period		33,680	86,904	33,680	86,904

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2024

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2024	84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

Net loss	—	—	—	—	—	(36,668)	(36,668)
Other comprehensive income, net	—	—	—	—	1,385	—	1,385
Comprehensive income (loss)	—	—	—	—	1,385	(36,668)	(35,283)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	1,294	(1,294)	—
Shares issued for the settlement of deferred consideration	1,228,394	3,409	—	—	—	—	3,409
Share-based compensation:
- Share options	—	—	—	312	—	—	312
- Restricted and deferred share units	—	—	—	2	—	—	2
Shares issued - employee share purchase plan	44,722	154	—	—	—	—	154
Shares issued from RSU/DSU settlement	35,805	763	—	(1,715)	—	833	(119)
Balance – June 30, 2024	85,411,161	1,084,375	11,859	17,321	(11,850)	(548,042)	553,663

As at June 30, 2024, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to $(21.7) million. Items that may be recycled to the consolidated statements of loss amount to $9.9 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2023	75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

Net loss	—	—	—	—	—	(36,655)	(36,655)
Other comprehensive loss, net	—	—	—	—	(19,486)	—	(19,486)
Comprehensive loss	—	—	—	—	(19,486)	(36,655)	(56,141)
Transfer of realized loss on financial assets at fair value through other comprehensive loss, net of taxes	—	—	—	—	16	(16)	—
Bought deal financing	7,841,850	45,545	6,211	—	—	—	51,756
Shares issued to Williams Lake First Nation	10,000	75	—	—	—	—	75
Share issue expense	—	(2,988)	(408)	—	—	—	(3,396)
Change in fair value related to warrants modification	—	—	4,483	—	—	(4,483)	—
Share-based compensation:
- Share options	—	—	—	2,197	—	—	2,197
- Restricted and deferred share units	—	—	—	2,397	—	—	2,397
Shares issued - employee share purchase plan	29,693	180	—	—	—	—	180
Shares issued from RSU/DSU settlement	44,466	973	—	(2,089)	—	779	(337)
Balance – June 30, 2023	83,555,858	1,076,571	11,859	15,362	(12,304)	(364,323)	727,165

As at June 30, 2023, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to $(16.2) million. Items that may be recycled to the consolidated statements of loss amount to $3.9 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio Gold Project in Mexico and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at June 30, 2024, the former parent Company, Osisko Gold Royalties (“OGR”) held an interest of 39.0% in Osisko Development.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. As at June 30, 2024, the Company has a negative working capital of $29.6 million, which included cash and cash equivalent balance of $33.7 million. The Company also has an accumulated deficit of $548.0 million and incurred a net loss of $36.7 million for the six months ended June 30, 2024.

The working capital position as at June 30, 2024 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the period ending June 30, 2025. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on Management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these unaudited condensed interim consolidated financial statements.

2.	Basis of presentation and Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the application of

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

the Amendments to IAS 1 as described in Note 3. The comparative figures as at December 31, 2023 were adjusted accordingly.

The Board of Directors approved these unaudited condensed interim consolidated financial statements August 12, 2024.

3.New accounting standards and amendments

Material accounting standards and amendments

Amendments – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants

The Company applied Classification of Liabilities as Current or Non-current – Amendments to IAS 1 for the first time from January 1, 2024. The amendments:

-	Clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;
-	Clarify that classification is unaffected by intentions or expectations about whether an entity will exercise its right to defer settlement of a liability; and
-	Make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

The application of the Amendments to IAS 1 resulted in a change in the Company’s accounting policy for classification of liabilities that can be settled in the Company’s own shares (e.g. the Warrants liability) from non-current to current liabilities. Under the revised accounting policy, when a liability includes a counterparty conversion option that may be settled by the issuance of the Company’s common shares, the conversion option is taken into account in classifying the liability as current or non-current except when it is classified as an equity component of a compound instrument. The Warrants liability is classified as current as at June 30, 2024 because the conversion option can be exercised by the warrants holders at any time.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company had outstanding Warrants Liability as at December 31, 2023. The Warrants Liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities.

The Company’s other liabilities were not impacted by the Amendments to IAS 1.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

4.	Cash and cash equivalents

As at June 30, 2024 and December 31 2023, the consolidated cash and cash equivalents position was as follows:

	June 30,	December 31,
	2024	2023
	$	$
Cash and cash equivalents held in Canadian dollars	5,162	16,857

Cash and cash equivalents held in U.S. dollars	20,681	20,110
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	28,306	26,597

Cash held and cash equivalents in Mexican Pesos	2,837	16
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	212	1
Total cash and cash equivalents	33,680	43,455

As at June 30, 2024, cash and cash equivalents include US$2.0 million ($2.7 million) held in money market funds (December 31, 2023 – US$1.0 million ($1.4 million)).

5.	Investments in associates and other investments

Investments in associates

	June 30,	December 31,
	2024	2023
	$	$
Balance – Beginning of period	13,034	8,833
Investment in associate	—	4,800
Share of loss and comprehensive loss, net	(771)	(599)
Gain on ownership dilution	198	—
Balance – End of period	12,461	13,034

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Other investments

	June 30,	December 31,
	2024	2023
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	4	18
Change in fair value	99	(14)
Balance – End of period	103	4

Fair value through other comprehensive income (shares)
Balance – Beginning of period	19,389	33,801
Consideration received from disposal of exploration properties	—	1,694
Disposal	(2,804)	(5,935)
Change in fair value	(6,941)	(10,171)
Balance – End of period	9,644	19,389
Total	9,747	19,393

Other investments consist of common shares and warrants, almost exclusively from publicly traded companies.

6.	Mining interests

	June 30,	December 31,
	2024	2023
	$	$
Cost – Beginning of period	456,467	583,669
Additions	16,450	30,598
Mining tax credit	(534)	152
Asset retirement obligations	(1,549)	(326)
Depreciation capitalized	1,268	4,630
Share-based compensation capitalized	61	287
Impairment	—	(160,484)
Borrowing costs	994	—
Currency translation adjustments	236	(2,059)
Cost – End of period	473,393	456,467
Accumulated depreciation – Beginning of period	4,772	3,190
Depreciation	81	1,075
Currency translation adjustments	(228)	507
Accumulated depreciation – End of period	4,625	4,772

Cost	473,393	456,467
Accumulated depreciation	(4,625)	(4,772)
Net book value	468,768	451,695

NSR Royalty and Streams

OGR holds a 5% NSR royalty on the Cariboo Gold Project (“Cariboo Gold”), owned by Barkerville Gold Mines Ltd. (“Barkerville”), a 15% gold and silver stream on the San Antonio Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

7.	Property, plant and equipment

		Machinery
	Land and	and	Construction-	June 30,	December 31,
	Buildings	Equipment	in-progress	2024	2023
	$	$	$	$	$
Cost– Beginning of period	31,617	88,558	11,399	131,574	131,909
Additions	260	1,781	1,725	3,766	18,092
Disposals	(372)	(5,287)	—	(5,659)	(7,915)
Impairment	—	(2,535)	(514)	(3,049)	(11,490)
Other	—	854	—	854	(1,647)
Transfers	—	124	(124)	—	—
Currency translation adjustments	399	(363)	68	104	2,625
Cost – End of period	31,904	83,132	12,554	127,590	131,574

Accumulated depreciation – Beginning of period	7,596	26,693	—	34,289	20,213
Depreciation	1,833	5,413	—	7,246	15,119
Disposals	(372)	(3,222)	—	(3,594)	(1,643)
Other	—	146	—	146	(91)
Currency translation adjustments	85	(267)	—	(182)	691
Accumulated depreciation – End of period	9,142	28,763	—	37,905	34,289

Net book value	22,762	54,369	12,554	89,685	97,285

Machinery and Equipment includes right-of-use assets with a net carrying value of $2.9 million as at June 30, 2024 ($3.1 million as at December 31, 2023).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

8.	Exploration and evaluation

	June 30,	December 31,
	2024	2023
	($)	($)
Net book value - Beginning of period	70,135	55,126
Additions	6,027	16,128
Depreciation capitalized	227	421
Currency translation adjustments	2,380	(1,540)
Net book value – End of period	78,769	70,135

Cost	178,976	170,342
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	78,769	70,135

9.	Long-term debt and credit facility

	June 30,	December 31,
	2024	2023
	($)	($)
Balance – Beginning of period	16,923	16,919
Additions – Credit facility	32,909	—
Additions – Mining equipment financings	724	5,878
Repayment of mining equipment financings	(5,595)	(5,675)
Interest capitalized	1,572	—
Interest paid	(1,024)	—
Currency translation adjustments	547	(199)
Balance – End of period	46,056	16,923

Current portion of long–term debt	39,224	11,821
Non-current portion of long–term debt	6,832	5,102
	46,056	16,923

Credit Facility

On March 1, 2024, the Company entered into a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility"). The Credit Facility has to be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo gold project. The Credit Facility had an original term of 12 months from the closing date, being February 28, 2025. On June 10, 2024, the Company entered into an amending agreement to the Credit Facility to extend the maturity date of the Credit Facility to October 31, 2025, subject to the Company completing a capital raise of at least US$20 million prior to October 31, 2024. The amendments also provide for the reduction in the mandatory prepayment amount to 50% for the incremental amount of capital raised in excess of US$25 million in respect of certain financings.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The draws made under the Credit Facility can be by way of a base rate loan or a term benchmark loan, on which differing interest rate will apply. Interest are payable quarterly on the outstanding principal amount at a rate per annum equal to the following, provided that each such rate shall be increased by 0.50% per annum each 90 days following March 1, 2024:

-	For a Base Rate Loan: the greater of (i) the federal funds effective rate plus 0.50% and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 4.00% per annum.
-	For a Term Benchmark Loan: (i) the Secured Overnight Financing Rate ("SOFR"); plus (ii) an additional 0.10%, 0.15% and 0.25% per annum for one, three and six month draws, respectively, plus (iii) 5.00% per annum.

The Credit Facility is subject to certain conditions and covenants that require the Company to maintain certain financial ratios, including the Company’s tangible net worth, minimum liquidity and other non-financial requirements. As at June 30, 2024, all such ratios and requirements were met.

In addition, the obligations under the Credit Facility are secured against all of the present and future assets and property of Barkerville and the shares of Barkerville as held by the Company.

On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn as a Term Benchmark Loan under the Credit Facility, net of US$0.7 million ($0.9 million) of fees.

The schedule for expected payments of long-term debt and the Credit Facility are as follows:

	Less than 1 year	1-2 years	3-4 years
	$	$	$
Total payments – Mining equipment financings (principal)	5,007	6,223	608
Total payments – Credit Facility (principal)	34,218	—	—

10.	Deferred consideration and contingent payments

The movement of the deferred consideration and contingent payments is as follows:

	June 30,	December 31,
	2024	2023
	($)	($)
Balance – Beginning of period	13,852	16,638
Interest capitalized	356	922
Cash payment	—	(334)
Settlement in shares	(3,409)	(2,986)
Foreign exchange	508	(388)
Balance – End of period	11,307	13,852

Current portion of deferred consideration and contingent payments	3,422	3,307
Non-current portion of deferred consideration and contingent payments	7,885	10,545
	11,307	13,852

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

11.	Contract liability

The movement of the contract liability is as follows:

	June 30,	December 31,
	2024	2023
	($)	($)
Balance – Beginning of period	31,721	55,193
Proceeds from contract liability	(56)	(1,326)
Accretion on the contract liability’s financing component	3,742	9,302
Cumulative catch-up adjustment	—	(34,581)
Currency translation adjustment	986	3,133
Balance – End of period	36,393	31,721

Current liabilities	57	21
Non-current liabilities	36,336	31,700
	36,393	31,721

12.	Environmental rehabilitation provision

	June 30,	December 31,
	2024	2023
	($)	($)
Balance – Beginning of period	76,729	75,770
New obligations	206	3,660
Revision of estimates	(1,756)	(3,964)
Accretion expense	1,804	3,154
Payment of environmental rehabilitation obligations	(601)	(2,933)
Currency translation adjustment	(231)	1,042
Balance – End of period	76,151	76,729

Current liabilities	10,739	4,204
Non-current liabilities	65,412	72,525
	76,151	76,729

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at June 30, 2024, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $86.8 million. The weighted average actualization rate used is approximately 4.9% and the disbursements are expected to be made between 2024 and 2030 as per the current closure plans.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

13.	Warrant Liability

The warrants issued as part of the 2022 non-brokered private placement include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability. As described in Note 3, the warrant liability is presented as a current liability since January 1, 2024 in connection with the retrospective application of the Amendments to IAS 1.

The movement of the warrant liability, classified as financial instruments at fair value through profit or loss, is as follows:

	June 30,	December 31,
	2024	2023
	$	$
Balance – Beginning of period	11,552	16,395
Change in fair value	(10,045)	(4,535)
Foreign exchange	310	(308)
Balance – End of period	1,817	11,552

In absence of quoted market prices, the fair value of the warrants exercisable in USD is determined using the Black-Scholes option pricing model based on the following assumptions and inputs:

	June 30,	December 31,
	2024	2023
Dividend per share	—	—
Expected volatility	63.0%	78.3%
Risk-free interest rate	4.55%	4.00%
Expected life	2.9 years	3.4 years
Exercise price (USD)	$10.70	$10.70
Share price (USD)	$1.86	$2.91

14.	Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

	June 30,		December 31,
	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance – Beginning of period	26,958,699	12.93	24,046,640	17.86
Issued – Bought deal financing	—	—	7,841,850	8.55
Warrants expired	—	—	(4,929,791)	30.00
Balance – End of period	26,958,699	12.93	26,958,699	12.93

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The outstanding warrants have the following maturity dates and exercise terms:

Tranche	Warrant CUSIP	Maturity	Number of Warrants	Exercise Price		Conversion
2022 Brokered private placement	68828E221	02-Mar-27	7,752,916		$14.75	Each one warrant entitling the holder thereof to purchase one common share of the Company
2022 Non-brokered private placement	68828E239	27-May-27	11,363,933	US$	10.70	Each one warrant entitling the holder thereof to purchase one common share of the Company
2023 Bought deal financing	68828E262	02-Mar-26	7,841,850		$8.55	Each one warrant entitling the holder thereof to purchase one common share of the Company

15.	Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	June 30,		December 31,
	2024		2023
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Balance – Beginning of period	2,700,077	9.64	1,812,450	11.52
Granted	365,700	2.88	1,202,400	6.59
Forfeited	(447,377)	8.58	(314,773)	8.86
Expired	(62,455)	13.88	—	—
Balance – End of period	2,555,945	8.75	2,700,077	9.64
Options exercisable – End of period	1,157,711	11.19	735,050	14.18

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the share options outstanding as at June 30, 2024:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	271,787	1.37	190,423	1.32
February 5, 2021	24.30	10,533	1.60	7,022	1.60
June 23, 2021	21.30	118,343	1.65	118,343	1.65
August 16, 2021	16.89	31,199	2.13	20,801	2.13
November 12, 2021	16.20	32,217	2.00	22,222	1.93
June 30, 2022	6.49	540,633	2.70	386,366	2.59
November 18, 2022	6.28	260,300	3.27	86,769	3.27
April 3, 2023	6.59	935,233	3.68	325,765	3.53
April 3, 2024	2.88	355,700	4.63	—	—
	8.75	2,555,945	3.17	1,157,711	2.57

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2024, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $0.4million and $0.3 million, respectively ($1.4 and $2.2 million and for the three and six months ended June 30, 2023).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes information about the DSU and RSU movements:

	June 30,		December 31,
	2024		2023
	DSU(i)	RSU	DSU(i)	RSU
Balance – Beginning of period	294,713	1,078,285	206,426	1,054,194
Granted	283,250	120,400	99,170	261,900
Settled	—	(80,507)	(10,883)	(95,459)
Forfeited	—	(241,888)	—	(142,350)
Balance – End of period	577,963	876,290	294,713	1,078,285
Balance – Vested	294,713	—	195,543	—

(i)	Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

The total share-based compensation expense related to Osisko Development’s DSU and RSU plans for the three and six months ended June 30, 2024 amounted to $(0.2) million and $nil, respectively ($1 million and 2.4 million for the three and six months ended June 30, 2023).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Based on the closing price of the common shares as at June 30, 2024 ($2.55), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $0.4 million ($0.4 million as at December 31, 2023) and $2.0 million based on all RSU and DSU outstanding ($2.8 million as at December 31, 2023).

16.	Cost of sales and other operating costs

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	($)	($)	($)	($)
Salaries and benefits	1,941	3,974	3,720	5,705
Share-based compensation	30	91	51	174
Royalties	132	108	307	413
Contract Services	1,678	2,560	4,129	5,965
Raw materials and consumables	471	2,158	871	5,313
Operational overhead and write-downs	2,501	3,188	5,557	5,996
Depreciation	2,838	2,804	5,731	6,277
	9,591	14,883	20,366	29,843

For the three and six months ended June 30, 2024, an amount of $nil and $0.5 million, respectively ($2.0 million for the three and six months ended June 30, 2023) was recorded in Operational overhead and write-downs to evaluate the inventories to net realizable value.

17.	Supplementary cash flows information

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	($)	($)	($)	($)
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	951	(510)	2,156	7,089
Decrease (Increase) in inventory	849	629	870	1,322
Increase in other current assets	(590)	(817)	(1,582)	158
Decrease in accounts payable and accrued liabilities	(3,550)	(1,498)	(1,610)	(7,137)
	(2,340)	(2,196)	(166)	1,432

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

18.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3–Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	June 30, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	103	103
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	3,628	—	—	3,628
Other minerals	6,016	—	—	6,016
	9,644	—	103	9,747

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	4	4
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	5,739	—	—	5,739
Other minerals	13,650	—	—	13,650
	19,389	—	4	19,393

During the six months ended June 30, 2024 and 2023 there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the statement of financial position dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’ specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each statement of financial position date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cashflows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the six months ended June 30, 2024 and 2023:

	June 30,	June 30,
	2024	2023
	$	$
Balance – Beginning of period	4	18
Change in fair value (i)	99	31
Balance – End of period	103	49

(i)Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at June 30, 2024 and December 31, 2023.

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash and cash equivalents, restricted cash, reclamation deposits, trade receivables, interest income receivable, other receivables, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the reclamation deposits and long-term debt approximates their fair value given that their interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

19.	Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, Mexico, and the USA and are detailed as follows as at June 30, 2024 and December 31, 2023:

	June 30, 2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	13,183	20,044	7,586	40,813
Mining interest	408,134	20,075	40,559	468,768
Property, plant and equipment	57,273	11,369	21,043	89,685
Exploration and evaluation assets	3,752	—	75,017	78,769
Total non-current assets	482,342	51,488	144,205	678,035

	December 31, 2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	15,794	20,728	8,106	44,628
Mining interest	391,324	21,432	38,939	451,695
Property, plant and equipment	61,012	13,479	22,794	97,285
Exploration and evaluation assets	3,747	—	66,388	70,135
Total non-current assets	471,877	55,639	136,227	663,743

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Canada	Mexico	USA	Total
	$	$	$	$
For the three months ended June 30, 2024
Revenues	63	—	2,569	2,632
Cost of Sales	(27)	—	(2,677)	(2,704)
Other operating costs	(3,234)	(1,930)	(1,723)	(6,887)
General and administrative expenses	(4,860)	(763)	(733)	(6,356)
Exploration and evaluation	(75)	(35)	—	(110)
Impairment of assets	—	—	(23)	(23)
Operating loss	(8,133)	(2,728)	(2,587)	(13,448)

For the three months ended June 30, 2023
Revenues	2,462	3,288	5,097	10,847
Cost of Sales	(1,959)	(4,558)	(4,890)	(11,407)
Other operating costs	(5,849)	2,400	(27)	(3,476)
General and administrative expenses	(8,491)	(639)	(1,418)	(10,548)
Exploration and evaluation	(204)	(29)	—	(233)
Operating income (loss)	(14,041)	462	(1,238)	(14,817)

For the six months ended June 30, 2024
Revenues	132	—	4,267	4,399
Cost of Sales	(125)	—	(4,553)	(4,678)
Other operating costs	(9,025)	(3,609)	(3,054)	(15,688)
General and administrative expenses	(9,564)	(1,199)	(1,608)	(12,371)
Exploration and evaluation	(115)	(65)	—	(180)
Impairment of assets	(4,894)	—	(544)	(5,438)
Operating loss	(23,591)	(4,873)	(5,492)	(33,956)

For the six months ended June 30, 2023
Revenues	3,137	5,977	5,185	14,299
Cost of Sales	(2,633)	(7,079)	(6,102)	(15,814)
Other operating costs	(13,323)	(406)	(300)	(14,029)
General and administrative expenses	(16,344)	(1,363)	(2,837)	(20,544)
Exploration and evaluation	(945)	(95)	—	(1,040)
Operating income (loss)	(30,108)	(2,966)	(4,054)	(37,128)

20.	Commitments

The Company has the following commitments as of June 30, 2024:

	Total(i)	less than 1 year	1‑ 2 years	3‑4 years
Purchase obligations	4,770	4,752	18	—
Capital commitments	4,155	4,155	—	—
Total	8,925	8,907	18	—

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.